07024420

Not for release, publication or distribution in or into Canada, Australia or Japan or any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

Tesco PLC

8 June 2007

Tesco Holdings Limited

Recommended cash Offer for Dobbies Garden Centres plc

Tesco to meet customers' green aspirations through garden centre market

Summary

The boards of directors of Tesco PLC ("Tesco") and Dobbies Garden Centres plc ("Dobbies") announce that they have reached agreement on the terms of a recommended cash offer for Dobbies by Tesco Holdings Limited ("Tesco Holdings") at a price of 1,500 pence in cash for each Dobbies Share, valuing the entire issued and to be issued share capital at approximately £155.6 million. As a first step, Tesco Holdings has contracted to acquire and has options to acquire a 22.6 per cent. stake in Dobbies and has received irrevocable commitments over a further 2.7 per cent.

Commenting on the Offer, Sir Terry Leahy, Chief Executive of Tesco, said:

"This is an exciting opportunity for Tesco. Dobbies is an excellent business with a first-class management team and a great brand that we will retain and develop from its Scottish base. The brand name is strong and already well-respected in the local communities in which Dobbies operates. The increasing popularity of gardening, and in particular the trend towards environmentally friendly products, makes this an attractive sector for Tesco to invest in. The deal is an important part of our strategy to provide customers with greater access to affordable energy saving and environmental products.

"Garden centres are ideally placed to support this because for many people gardening is the way they express their desire to be green. By offering products such as water butts, composting kits and organic fertilizers, garden centres can meet this increasing demand. They can also provide a route into other carbon-efficient products like home insulation, domestic wind power, solar panels and ground source heat pumps, creating further opportunities for growth.

"Tesco has a proven track record of growing businesses, product innovation and improving our offer to customers internationally. With our backing and support, the management team will invest in the development of Dobbies in order to realise more quickly its full potential, create value for shareholders and grasp the opportunities offered by a shift towards green consumption."

Alex Hammond-Chambers, Chairman of Dobbies, said:

"*We are recommending the Tesco offer because we feel it is an excellent deal for Dobbies shareholders, customers and staff and because a stronger and better business can be built as part of the Tesco Group.*

dlw 6/14

"This deal will allow our Scottish success story to grow, bringing new stores and exciting new products across the UK.

"We look forward to sharing Tesco's wide expertise. Together we can develop our store portfolio, supply chain, systems and on-line business and over time offer customers a wider range of products at keener prices."

Good for Dobbies and Tesco shareholders

- Dobbies Shareholders will be offered 1,500 pence in cash for each Dobbies Share, valuing the entire issued and to be issued share capital at approximately £155.6 million.
- The Offer represents:
    - a premium of approximately 28.0 per cent. to 1,171.6 pence, being the average closing price per Dobbies Share over the one month period ended 29 May 2007, the Business Day prior to Dobbies' announcement that it had been approached;
    - a premium of approximately 23.2 per cent. to 1,217.5 pence, being the closing price per Dobbies Share on 29 May 2007, the Business Day prior to Dobbies' announcement that it had been approached; and
    - an enterprise value which is a multiple of approximately 17.5 times Dobbies' EBITDA for the twelve months ended 30 April 2007.
- A Loan Note Alternative will be made available.
- The acquisition of Dobbies will provide Tesco with a new source of growth with the longer term potential for Dobbies to grow strongly and develop in this attractive market.
- Tesco believes that Dobbies has the best garden centre business model in the UK with an excellent management team and a strong brand, which will benefit significantly from Tesco's expertise and resources.
- Tesco believes that the acquisition, though small, will be value accretive for Tesco, with returns exceeding Tesco's cost of capital after year three as the operational benefits and synergies of the combination are delivered.

Good for customers

- Tesco believes that Dobbies will become a nationwide business serving more customers and offering greater choice and keener pricing.
- Tesco also believes that Dobbies will be better placed to respond to customers who are seeking greener products that make a positive difference to the environment.
- Dobbies, together with Tesco, will be able to invest more in its on-line business and the offer for customers in its stores.

Good for staff

- Dobbies will benefit from Tesco's expertise in areas including property, systems, sourcing, logistics, store cards, on-line retailing and expertise in environmental technologies.
- Dobbies will retain its head office in Midlothian and its unique brand, heritage and culture under the Tesco Group umbrella.
- Greater career opportunities for Dobbies' staff as a result of faster growth.
- The opportunity to contribute to the creation of the best niche garden centre business in the UK.

Good for the wider community

- Development of, and greater access to, green and environmentally friendly products at keener prices allowing more customers to make a greener choice.
- Significant job creation in addition to over 1,500 existing Dobbies employees.
- Investment in Dobbies' Midlothian head office to support Dobbies' growth.
- Continuation of Dobbies' community involvement and particularly its visitor attractions including the Edinburgh butterfly and insect world and the "Plantasia" educational facility at Atherstone in Warwickshire.

Tesco Holdings has acquired an interest in approximately 22.60 per cent. of Dobbies' existing share capital, comprising approximately 6.16 per cent. of Dobbies' existing share capital which it has contracted to acquire and approximately 16.44 per cent. of Dobbies' existing share capital over which it has a call option (the exercise of which is subject to certain conditions).

Tesco Holdings has received irrevocable undertakings to accept the Offer (including from the Directors of Dobbies) in respect of the shares over which it has a call option as referred to above and, in addition, has received irrevocable undertakings to accept the Offer in respect of a further 2.70 per cent. of Dobbies' existing share capital. In all cases these undertakings will cease to be binding only if the Offer lapses or is withdrawn and will remain binding in the event that a higher competing offer for Dobbies is made.

The Offer will be subject to the terms and conditions set out in Appendix 1, including a 75 per cent. acceptance condition and regulatory clearance.

This summary should be read in conjunction with the full text of the following announcement and its appendices.

Enquiries

Tesco

Steve Webb, Investor Relations Tel: +44 1992 644 800

Jonathan Church, Media Tel: +44 1992 644 645

Greenhill (financial adviser to Tesco) Tel: +44 20 7198 7400

Simon Borrows

David Wyles

JPMorgan Cazenove (broker to Tesco) Tel: +44 20 7588 2828

John Paynter

Luke Bordewich

Maitland (PR adviser to Tesco) Tel: +44 20 7379 5151

Angus Maitland

Dobbies Tel: +44 131 663 6778

James Barnes

Sharon Brown

Deloitte Corporate Finance (financial adviser to Dobbies) Tel: +44 131 535 7342

Cahal Dowds

Roger Esler

Bell Lawrie (nominated adviser and joint broker to Dobbies) Tel: +44 131 529 0272

Sandy Fraser

Shore Capital (joint broker to Dobbies) Tel: +44 20 7468 7932

Alex Borrelli

Bell Pottinger (PR adviser to Dobbies) Tel: +44 20 7861 3232

Ben Woodford

This announcement does not constitute an offer or invitation to purchase any securities. The Offer will be made solely by means of the offer document and the acceptance forms accompanying the offer document, which will contain the full terms and conditions of the Offer including details of how it may be accepted.

Greenhill, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Tesco Holdings and Tesco and no-one else in connection with the Offer and will not be responsible to anyone other than Tesco Holdings

and Tesco for providing the protections afforded to clients of Greenhill nor for providing advice in relation to the Offer.

Deloitte Corporate Finance is acting exclusively for Dobbies and for no-one else in connection with the Offer and will not regard any other person as its client nor be responsible to anyone other than Dobbies for providing the protections afforded to the clients of Deloitte Corporate Finance nor for providing advice in relation to the Offer or any matter referred to herein. Deloitte Corporate Finance is a division of Deloitte & Touche LLP, which is authorised and regulated by the Financial Services Authority in respect of regulated activities.

Bell Lawrie, a division of Brewin Dolphin Securities Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Dobbies and no-one else in connection with the Offer and will not be responsible to anyone other than Dobbies for providing the protections afforded to clients of Bell Lawrie nor for providing advice in relation to the Offer.

The Offer (including the Loan Note Alternative) will not be made, directly or indirectly, in or into and will not be capable of acceptance in or from Canada, Australia or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in or into or from Canada, Australia or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute copies of this announcement in or into Canada, Australia or Japan.

The Loan Notes to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act nor under any laws of any jurisdiction of the United States, the relevant clearances have not been, and will not be, obtained from the securities commission of any province of Canada and no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance. Accordingly, the Loan Notes may not (unless an exemption under the relevant securities laws is applicable) be offered, sold, resold, delivered or transferred, directly or indirectly, in or into the United States, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States, Canada, Australia or Japan.

The Offer will be made in the United States pursuant to an exemption from the US tender offer rules provided by Rule 14d-1(c) under the US Exchange Act.

Notice to US holders of Dobbies Shares:

The Offer is being made for the securities of a UK company and is subject to UK disclosure requirements, which are different from those of the United States. The financial information included in this announcement has been prepared in accordance with generally accepted accounting principles of the United Kingdom and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. The Offer will be made in the United States pursuant to applicable US tender offer rules and otherwise in accordance with the requirements of the City Code. Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and law.

The receipt of cash pursuant to the Offer by a US holder of Dobbies Shares may be a taxable transaction for US federal income tax purposes and under applicable US state

and local, as well as foreign and other tax laws. Each holder of Dobbies Shares is urged to consult his independent professional adviser immediately regarding the tax consequences of acceptance of the Offer.

It may be difficult for US holders of Dobbies Shares to enforce their rights and any claim arising out of the US federal securities laws, since Tesco and Dobbies are located in a non-US country, and some or all of their officers and directors may be residents of a non-US country. US holders of Dobbies Shares may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

In accordance with normal UK practice and pursuant to Rule 14e-5(b) of the US Exchange Act, Tesco or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Dobbies Shares outside the United States, other than pursuant to the Offer, before or during the period in which the Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service and will be available on the London Stock Exchange website, www.londonstockexchange.com.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Dobbies, all "dealings" in any "relevant securities" of Dobbies (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Dobbies, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Dobbies by Tesco Holdings or Dobbies, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Not for release, publication or distribution in or into Canada, Australia or Japan or any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

8 June 2007

Tesco Holdings Limited

Recommended cash Offer for Dobbies Garden Centres plc

Tesco to meet customers' green aspirations through garden centre market

1. Introduction

The boards of directors of Tesco PLC ("Tesco") and Dobbies Garden Centres plc ("Dobbies") announce that they have reached agreement on the terms of a recommended cash offer, to be made by Tesco Holdings, to acquire the whole of the issued and to be issued share capital of Dobbies not already held by Tesco Holdings.

Tesco is the UK's largest retailer and one of the world's leading international retailers. Tesco is a multi-format business, operating hypermarkets, superstores, supermarkets and convenience stores. It is also the world's biggest on-line grocer with its Tesco.com business achieving sales of more than £1 billion. Tesco Direct, a new non-food home shopping service, was also launched recently.

Headquartered in Midlothian, Dobbies is one of the UK's leading garden centre retailers with 21 predominantly freehold stores mainly located across Scotland and Northern England and over 1,500 employees across the UK.

2. The Offer

The Offer, which will be subject to the conditions and further terms set out in Appendix 1 and to be set out in the offer document, will be made on the following basis:

for each Dobbies Share **1,500 pence in cash**

The terms of the Offer value the entire issued and to be issued share capital at approximately £155.6 million and represent:

- a premium of approximately 28.0 per cent. to 1,171.6 pence, being the average closing price per Dobbies Share over the one month period ended 29 May 2007, the Business Day prior to Dobbies' announcement that it had been approached;
- a premium of approximately 23.2 per cent. to 1,217.5 pence, being the closing price per Dobbies Share on 29 May 2007, the Business Day prior to Dobbies' announcement that it had been approached; and
- an enterprise value which is a multiple of approximately 17.5 times Dobbies' EBITDA for the twelve months ended 30 April 2007.

A Loan Note Alternative will be made available.

3. **Disclosure of interests in Dobbies relevant securities**

As at the date of this announcement Tesco Holdings has acquired an interest in 2,266,592 Dobbies Shares representing approximately 22.60 per cent. of its existing share capital.

This interest is comprised of 617,626 Dobbies Shares which it has contracted to acquire conditionally only upon the making of this announcement (representing approximately 6.16 per cent. of the existing issued share capital) and 1,648,966 Dobbies Shares (representing approximately 16.44 per cent. of the existing issued share capital) over which it has a call option. Under the call option, subject to the satisfaction of certain conditions (including competition clearance), Tesco Holdings has the right to require the holders of such shares which are the subject of the undertakings referred to in paragraph 4(b) below to sell to Tesco Holdings any or all of such shares at the price per Dobbies Share under the Offer (or, if such price per share is increased, such revised price per share).

Save for this interest, neither Tesco Holdings, nor Tesco, nor any of the directors of Tesco Holdings, nor any of the Tesco Directors nor, so far as Tesco Holdings is aware, any person acting in concert with Tesco Holdings, has any interest in or right to subscribe for Dobbies relevant securities.

In view of the requirement for confidentiality, Tesco Holdings has not made any enquiries in this respect of certain parties who may be deemed by the Panel to be acting in concert with it for the purposes of the Offer.

4. **Irrevocable undertakings**

(a) *Total irrevocable undertakings*

In total, Tesco Holdings has received irrevocable undertakings to accept the Offer in respect of 1,919,757 Dobbies Shares representing approximately 19.14 per cent of Dobbies' existing issued share capital (of which, undertakings in respect of approximately 16.44 per cent. of the existing issued share capital are subject to the call option referred to in paragraph 3 above).

(b) *Irrevocable undertakings with call option*

Tesco Holdings has received irrevocable undertakings to accept the Offer (including from the Dobbies Directors) in respect of 1,648,966 Dobbies Shares, representing approximately 16.44 per cent. of the existing issued ordinary share capital. The undertakings from the Dobbies Directors are in respect of their entire holdings, and those of certain of their connected persons, amounting to 1,302,507 Dobbies Shares representing approximately 12.99 per cent. of Dobbies' existing issued ordinary share capital. These undertakings will cease to be binding only if the Offer lapses or is withdrawn and will remain binding in the event that a higher competing offer for Dobbies is made.

The undertakings referred to above also contain, among other things, a call option (as referred to in paragraph 3 above).

If the Offer lapses because of a referral of the transaction to the UK Competition Commission and clearance is subsequently granted, these undertakings, including the call options, shall continue to apply provided Tesco Holdings makes a subsequent offer for the whole of the issued and to be issued share capital of Dobbies on terms which are no less favourable than the Offer and such subsequent offer is made within 9 months of the date of this announcement.

(c) *Irrevocable undertakings without call option*

Tesco Holdings has received further irrevocable undertakings to accept the Offer (the terms of which do not include the call option referred to above) in respect of 270,791 Dobbies Shares, representing approximately 2.70 per cent. of the existing issued ordinary share capital. These undertakings will cease to be binding only if the Offer lapses or is withdrawn and remain binding in the event that a higher competing offer for Dobbies is made.

5. Background to and reasons for the Offer

The Acquisition is:

- In line with Tesco's strategy
- Good for Dobbies and Tesco shareholders
- Good for customers
- Good for staff
- Good for the wider community

In line with Tesco's strategy

The Acquisition is in line with Tesco's strategy of improving and expanding its offering to UK customers, whilst delivering value to its shareholders. In particular, the Acquisition provides an excellent platform through which Tesco can provide customers with greater access to products which help reduce their impact on the environment.

In addition to the trend towards greener products, the Tesco Directors believe that demographical changes with an ageing and increasingly wealthy population will support the future growth of the UK garden centre sector.

The Tesco Directors believe that Dobbies has the best garden centre business model in the UK and, with the support of Dobbies' management team, that Dobbies is an excellent platform from which to achieve success in this segment.

Good for Dobbies and Tesco shareholders

Tesco believes that the Acquisition will be value accretive for Tesco, with returns exceeding Tesco's cost of capital after year three as the operational benefits and synergies of the combination are delivered.

The Tesco Directors believe that the Acquisition will provide Tesco with a new source of growth with the longer term potential for Dobbies to develop in this attractive market.

Good for customers

It is Tesco's ambition for Dobbies to become a nationwide business serving more customers and offering greater choice and keener pricing. As part of the Tesco Group, the Tesco Directors believe that Dobbies will be better placed to respond to its customers who are seeking greener products that make a positive difference to the environment.

Dobbies, together with Tesco, will be able to invest more in its on-line business and the offer for customers in its stores.

Good for staff

Following the Acquisition, the existing employment rights of all of Dobbies' employees will remain in place. Dobbies will retain its head office in Midlothian and its unique brand, heritage and culture under the Tesco Group umbrella.

As well as the opportunity for Dobbies staff to contribute to the creation of the best niche garden centre business in the UK, the Tesco Directors believe that there will be greater career opportunities for Dobbies staff as a result of faster growth.

Good for the wider community

The Tesco Directors believe that the combination with Dobbies will enhance the development of, and provide greater access to, green and environmentally friendly products at keener prices allowing more customers to make a greener choice.

Tesco believes that there is opportunity for significant job creation in addition to over 1,500 existing Dobbies employees.

It is part of Tesco's strategy to continue Dobbies' community involvement and visitor attractions including the Edinburgh butterfly and insect world and the "Plantasia" educational facility at Atherstone in Warwickshire.

6. Recommendation

The Board of Dobbies, who have been so advised by Deloitte Corporate Finance and Bell Lawrie, consider the terms of the Offer to be fair and reasonable. The Board of Dobbies has received independent advice for the purposes of Rule 3 of the City Code solely from Bell Lawrie. In providing their advice, Deloitte Corporate Finance and Bell Lawrie have each taken into account the commercial assessments of the Dobbies Directors.

Accordingly, the Dobbies Directors intend unanimously to recommend Dobbies Shareholders to accept the Offer.

7. Background to and reasons for the Recommendation

Discussions between Dobbies and Tesco have confirmed to the Board of Dobbies that the commercial compatibility between the two groups is very strong and that Dobbies' business should continue to flourish under Tesco's ownership.

The Offer represents an enterprise value of approximately £227.7 million (including net debt, option proceeds and the net pension deficit) which is a multiple of approximately 17.5 times Dobbies' EBITDA for the twelve months ended 30 April 2007. The Offer also represents a premium of approximately 28.0 per cent. to 1,171.6 pence, being the average closing price per Dobbies Share over the one month period ended 29 May 2007, the Business Day prior to Dobbies' announcement that it had been approached.

The Board of Dobbies consequently believes that the Offer represents fair value to Dobbies Shareholders and is in the best interests of Dobbies Shareholders.

8. Information on Tesco and Tesco Holdings

Tesco Holdings is a wholly-owned subsidiary of Tesco.

Tesco is the UK's largest retailer and one of the world's leading international retailers. Tesco is a multi-format business, operating hypermarkets, superstores, supermarkets and convenience stores. It is also the world's biggest on-line grocer with its Tesco.com business achieving sales of more than £1 billion. Tesco Direct, a new non-food home shopping service, was also launched recently.

Tesco has 3,263 stores worldwide, employing over 400,000 people in the 13 countries in which it operates. In Europe, outside the UK, Tesco operates in Ireland, Hungary, Poland, Czech Republic, Slovakia and Turkey where Tesco has 638 stores and over 73,000 employees. In Asia, Tesco has 636 stores and over 68,000 employees across its businesses in Thailand, South Korea, Malaysia, Japan and China. Following its February 2006 announcement to enter the US market, Tesco will open its first stores on the US West Coast later this year.

For the year ended 24 February 2007, on an IFRS basis and from continuing operations, Tesco reported revenues of approximately £42,641 million (2006: £39,454 million) and profit before taxation of £2,545 million (2006: £2,277 million). Net assets as at 24 February 2007 were £10,571 million (2006: £9,444 million).

9. Information on Dobbies

Dobbies is one of the UK's leading garden centre retailers with 21 stores mainly located across Scotland and Northern England. Headquartered in Midlothian, Dobbies has over 1,500 employees across the UK.

For the year ended 31 October 2006, on a UK GAAP basis and from continuing operations, Dobbies reported revenues of approximately £68.8 million (2005: £60.6 million) and profit before taxation of approximately £5.4 million (2005: £4.9 million). Net assets as at 31 October 2006 were approximately £42.6 million (2005: £39.8 million).

Today, the Board of Dobbies announces Dobbies' interim results for the six months ended 30 April 2007. For the six months ended 30 April 2007, on a UK GAAP basis and from continuing operations, Dobbies reported revenues of approximately £40.0 million and profit before taxation of approximately £2.5 million. Net assets as at 30 April 2007 were approximately £44.1 million.

10. Financing of the Offer

The cash consideration payable by Tesco Holdings under the terms of the Offer will be funded from existing cash resources and debt facilities.

Greenhill has confirmed that it is satisfied that the necessary financial resources are available to Tesco Holdings to enable it to satisfy in full the cash consideration payable by Tesco Holdings as a result of full acceptance of the Offer.

11. Management, employees and locations

Tesco attaches great importance to the skills and experience of the existing management and employees of Dobbies, who will play an important role in the further development and growth of the business going forward. Tesco also believes that Dobbies' employees will benefit from a broader range of opportunities as Dobbies, working with Tesco, pursues a strategy of investing in, and developing, the Dobbies business.

Tesco has given assurances to the Board of Dobbies that the existing rights of employees of Dobbies, including pension rights, will be safeguarded following completion of the Acquisition.

Tesco plans to retain Dobbies' head office in Midlothian to support Dobbies' continued growth.

The Board of Dobbies has no reason to believe that Tesco's intentions would prejudice Dobbies' employees. Tesco has confirmed that employees' contractual employment rights will be safeguarded.

12. Dobbies Share Schemes

The Offer will extend to any Dobbies Shares which are unconditionally allotted or issued before the date on which the Offer closes as a result of the exercise of options or awards granted under the Dobbies Share Schemes.

To the extent that such options are not exercised, and if the Offer becomes or is declared unconditional in all respects, it is intended that appropriate proposals will be made to holders of options under the Dobbies Share Schemes.

13. The Loan Note Alternative

As an alternative to some or all of the cash consideration of 1,500 pence per Dobbies Share which would otherwise be receivable under the Offer, Dobbies Shareholders who validly accept the Offer (other than certain overseas shareholders) will, subject to the conditions and further terms set out in Appendix 1 to this announcement, be able to elect to receive Loan Notes to be issued by Tesco Holdings on the following basis:

For every £1 of cash consideration under the Offer   £1 nominal of Loan Notes

The Loan Notes, which will be governed by English law, will be direct, unsecured and unsubordinated obligations of Tesco Holdings and will be guaranteed by Tesco. The Loan Notes will bear interest from the date of issue to the relevant holder of Loan Notes payable every six months in arrears (less any tax required by law to be deducted or withheld therefrom) on 30 June and 31 December, at a rate per annum calculated to be 0.5 per cent. below LIBOR as determined on the first Business Day of each such interest period.

The Loan Notes will be redeemable at par (together with accrued interest) at the option of the holders, in whole or in part, on interest payment dates commencing on 30 June 2008. Any Loan Notes outstanding on 31 December 2010 will be redeemed at par (together with any accrued interest) on that date. Tesco Holdings may elect to redeem any Loan Notes on any earlier interest payment date if the aggregate nominal value of the Loan Notes then outstanding is less than £1 million. The Loan Notes will only be transferable to family members or family trusts.

The Loan Notes will be issued in integral multiples of £1 nominal. Tesco Holdings reserves the right not to issue the Loan Notes where valid elections are received for an aggregate of less than £2 million in nominal value of Loan Notes by the date the Offer becomes unconditional in all respects. If insufficient elections are received, Dobbies Shareholders who elected to receive Loan Notes will instead receive cash consideration in accordance with the terms of the Offer.

The Loan Notes to be issued pursuant to the Offer have not been, and will not be, registered under the US Securities Act or under the securities laws of any state or other

jurisdiction of the United States, Canada, Australia or Japan. Accordingly, the Loan Notes may not (unless an exemption under the relevant securities law is applicable) be offered, sold, resold, delivered or transferred, directly or indirectly, in or into the United States, Canada, Australia or Japan (or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction) or to, or for the account or benefit of, a person located in the United States, Canada, Australia or Japan.

The Loan Note Alternative will be conditional on the Offer becoming or being declared unconditional in all respects and will remain open for so long as the Offer remains open for acceptance. Full details of the Loan Note Alternative will be contained in the offer document.

14. Non-solicitation, bettering right and inducement fee

Tesco Holdings has entered into the Inducement Fee Agreement with Dobbies under which Dobbies has given various undertakings to Tesco Holdings relating to, among other things, non-solicitation of Competing Proposals, a bettering right and an inducement fee payable in certain circumstances.

Non-solicitation

In the Inducement Fee Agreement Dobbies has agreed, among other things, that it will not, directly or indirectly, solicit, initiate, encourage or negotiate or otherwise seek to procure any Competing Proposal, subject to certain limited exceptions.

Bettering right

Dobbies has agreed, among other things, to notify Tesco Holdings of any Superior Proposal and not to recommend any Competing Proposal or Superior Proposal within certain time constraints to enable Tesco Holdings to exercise its right to better any Competing Proposal or Superior Proposal by making a revised offer.

Dobbies has further agreed, among other things, that, if Tesco Holdings confirms to Dobbies within certain time constraints that it intends to make and is ready to announce, or announces, a revised offer at a price per Dobbies Share which is greater than that provided under the Superior Proposal or Competing Proposal, as the case may be, or that it intends to make and is ready to announce, or announces, an offer which would, in the reasonable opinion of Dobbies's financial advisers, provide superior financial value to Dobbies Shareholders (and is otherwise of terms which are, in the reasonable opinion of Dobbies's financial advisers, no less favourable to those contained in the Superior Proposal or the Competing Proposal), the directors of Dobbies will give a unanimous and unqualified recommendation of such revised offer.

Inducement fee

As an inducement to Tesco Holdings to issue this announcement of its intention to make the Offer, Dobbies has agreed to pay an inducement fee to Tesco Holdings of 1 per cent. of the value of the Offer if the Offer is announced and subsequently lapses or is withdrawn or is not made and before this time an independent competing offer is announced which subsequently becomes unconditional in all respects or otherwise completes.

15. Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Dobbies, all "dealings" in any "relevant securities" of Dobbies (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Dobbies, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Dobbies by Tesco Holdings or Dobbies, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

16. Delisting and compulsory acquisition

If the Offer becomes or is declared unconditional in all respects, and sufficient acceptances are received, Tesco Holdings intends to procure that Dobbies will make an application for the cancellation of the listing of the Dobbies Shares on AIM and for the cancellation of trading of the Dobbies Shares on AIM.

It is anticipated that the cancellation of listing on AIM will take effect no earlier than 20 Business Days after Tesco Holdings has acquired or agreed to acquire 75 per cent. of the voting rights attaching to the Dobbies Shares. The cancellation of the listing would significantly reduce the liquidity and marketability of any Dobbies Shares not assented to the Offer at that time.

If Tesco Holdings receives acceptances under the Offer in respect of, or otherwise acquires, 90 per cent. or more of the Dobbies Shares to which the Offer relates, Tesco Holdings will exercise its rights pursuant to the provisions of Part 28 of the Companies Act 2006 to acquire compulsorily the remaining Dobbies Shares in respect of which the Offer has not been accepted.

It is also intended that, following the Offer becoming or being declared unconditional, Dobbies will be re-registered as a private company under the relevant provisions of the Companies Act 1985.

17. General

The offer document will be posted to Dobbies Shareholders within 28 days of this announcement.

The Offer will be subject to the conditions set out in Appendix 1.

Tesco Holdings reserves the right, with the consent of Dobbies, to elect to implement the acquisition of the Dobbies Shares by way of a scheme of arrangement under section 425 of the Companies Act 1985. In such event, the scheme of arrangement will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Offer. In particular, condition (a) will not apply and the scheme of arrangement will become effective and binding following:

(a) approval at the court meeting (or any adjournment thereof) by a majority in number of the Dobbies Shareholders present and voting, either in person or by proxy, representing 75 per cent. or more in value of the Dobbies Shares held by such holders;

(b) the resolution(s) required to approve and implement the scheme of arrangement and to be set out in the notice of extraordinary general meeting of the holders of the Dobbies Shares being passed by the requisite majority at such extraordinary general meeting; and

(c) the sanction of the scheme of arrangement and confirmation of any reduction of capital involved therein by the court (in both cases with or without modifications, on terms reasonably acceptable to Dobbies and Tesco Holdings) and an office copy of the order of the court sanctioning the scheme of arrangement and confirming the cancellation of share capital which forms part of it being delivered for registration to the Registrar of Companies in Scotland and being registered by him.

The bases and sources of certain financial information contained in this announcement are set out in Appendix 2. Certain terms used in this announcement are defined in Appendix 4.

This announcement does not constitute an offer or invitation to purchase any securities. The Offer will be made solely by means of the offer document and the acceptance forms accompanying the offer document, which will contain the full terms and conditions of the Offer including details of how it may be accepted.

Greenhill, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Tesco Holdings and Tesco and no-one else in connection with the Offer and will not be responsible to anyone other than Tesco Holdings and Tesco for providing the protections afforded to clients of Greenhill nor for providing advice in relation to the Offer.

Deloitte Corporate Finance is acting exclusively for Dobbies and for no-one else in connection with the Offer and will not regard any other person as its client nor be responsible to anyone other than Dobbies for providing the protections afforded to the clients of Deloitte Corporate Finance nor for providing advice in relation to the Offer or any matter referred to herein. Deloitte Corporate Finance is a division of Deloitte & Touche LLP, which is authorised and regulated by the Financial Services Authority in respect of regulated activities.

Bell Lawrie, a division of Brewin Dolphin Securities Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively

for Dobbies and no-one else in connection with the Offer and will not be responsible to anyone other than Dobbies for providing the protections afforded to clients of Bell Lawrie nor for providing advice in relation to the Offer.

The Offer (including the Loan Note Alternative) will not be made, directly or indirectly, in or into and will not be capable of acceptance in or from Canada, Australia or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in or into or from Canada, Australia or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute copies of this announcement in or into Canada, Australia or Japan.

The Loan Notes to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act nor under any laws of any jurisdiction of the United States, the relevant clearances have not been, and will not be, obtained from the securities commission of any province of Canada and no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance. Accordingly, the Loan Notes may not (unless an exemption under the relevant securities laws is applicable) be offered, sold, resold, delivered or transferred, directly or indirectly, in or into the United States, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States, Canada, Australia or Japan.

The Offer will be made in the United States pursuant to an exemption from the US tender offer rules provided by Rule 14d-1(c) under the US Exchange Act.

Notice to US holders of Dobbies Shares:

The Offer is being made for the securities of a UK company and is subject to UK disclosure requirements, which are different from those of the United States. The financial information included in this announcement has been prepared in accordance with generally accepted accounting principles of the United Kingdom and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. The Offer will be made in the United States pursuant to applicable US tender offer rules and otherwise in accordance with the requirements of the City Code. Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and law.

The receipt of cash pursuant to the Offer by a US holder of Dobbies Shares may be a taxable transaction for US federal income tax purposes and under applicable US state and local, as well as foreign and other tax laws. Each holder of Dobbies Shares is urged to consult his independent professional adviser immediately regarding the tax consequences of acceptance of the Offer.

It may be difficult for US holders of Dobbies Shares to enforce their rights and any claim arising out of the US federal securities laws, since Tesco Holdings and Dobbies are located in a non-US country, and some or all of their officers and directors may be residents of a non-US country. US holders of Dobbies Shares may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

In accordance with normal UK practice and pursuant to Rule 14(e)-5(b) of the US Exchange Act, Tesco Holdings or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Dobbies Shares outside the United States, other than pursuant to the Offer, before or during the period in which the Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service and will be available on the London Stock Exchange website, www.londonstockexchange.com.

APPENDIX 1

CONDITIONS AND CERTAIN FURTHER TERMS

OF THE OFFER

1. CONDITIONS OF THE OFFER

The Offer will be subject to the following conditions:

(a) valid acceptances of the Offer being received (and not, where permitted, withdrawn) by not later than 3.00 p.m. (London time) on the first closing date of the Offer (or such later time(s) and/or date(s) as Tesco Holdings may, subject to the rules of the City Code, decide) in respect of such number of Dobbies Shares which, together with any Dobbies Shares acquired or agreed to be acquired by Tesco Holdings and/or any member of the Tesco Group before or during the Offer Period, will result in Tesco Holdings holding Dobbies Shares carrying not less than 75 per cent (or such lower percentage as Tesco Holdings may decide) of the voting rights then normally exercisable at a general meeting of Dobbies, provided that this condition will not be satisfied unless Tesco Holdings and/or any of its subsidiaries shall have acquired or agreed to acquire (whether pursuant to the Offer or otherwise) Dobbies Shares carrying in aggregate more than 50 per cent of the voting rights then normally exercisable at a general meeting of Dobbies. For the purposes of this condition:

   (i) Dobbies Shares which have been unconditionally allotted but not issued, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise, shall be deemed to carry the voting rights which they will carry upon issue;

   (ii) valid acceptances shall be deemed to have been received in respect of Dobbies Shares which are treated for the purposes of section 979 of the Companies Act 2006 as having been acquired or contracted to be acquired by Tesco Holdings by virtue of acceptances of the Offer; and

   (iii) the expression "Dobbies Shares to which the Offer relates" shall be construed in accordance with Part 28 of the Companies Act 2006;

(b) no Third Party having intervened (as defined below) and there not continuing to be outstanding any statute, regulation or order of any Third Party in each case which is or is reasonably likely to be material in the context of the Offer which would or might reasonably be expected to:

   (i) make the Offer, its implementation or the acquisition or proposed acquisition by Tesco Holdings or any member of the Wider Tesco Group of any shares or other securities in, or control or management of, Dobbies or any member of the Wider Dobbies Group void, illegal or unenforceable in any jurisdiction, or otherwise directly or indirectly restrain, prevent, prohibit, restrict or delay to a material extent the same or impose material additional conditions or obligations with respect to the Offer or such acquisition, or otherwise materially impede, challenge or interfere with the Offer or such acquisition, or require material amendment to the terms of the Offer or the acquisition or proposed acquisition of any Dobbies Shares or the acquisition of control or management of Dobbies or the Wider Dobbies Group by Tesco Holdings or any member of the Tesco Group;

(ii) limit or delay to a material extent, or impose any material limitations on, the ability of any member of the Wider Tesco Group or any member of the Wider Dobbies Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or other securities in, or to exercise voting or management control over, any member of the Wider Dobbies Group or any member of the Wider Tesco Group;

(iii) require, prevent or materially delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the Wider Tesco Group of any shares or other securities in Dobbies (in any case to an extent which is material in the context of the Wider Tesco Group or the Wider Dobbies Group);

(iv) require, prevent or materially delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the Wider Tesco Group or by any member of the Wider Dobbies Group of all or any material portion of their respective businesses, assets or properties or limit the ability of any of them to conduct any of their respective businesses or to own or control any of their respective assets or properties or any part thereof (in any case to an extent which is material in the context of the Wider Tesco Group or the Wider Dobbies Group);

(v) except pursuant to the Offer or Part 28 of the Companies Act 2006, require any member of the Wider Tesco Group or of the Wider Dobbies Group to acquire, or to offer to acquire, any shares or other securities (or the equivalent) in any member of either group owned by any third party;

(vi) limit the ability of any member of the Wider Tesco Group or of the Wider Dobbies Group to integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Wider Tesco Group or of the Wider Dobbies Group;

(vii) result in any member of the Wider Dobbies Group or the Wider Tesco Group ceasing to be able to carry on business under any name under which it presently does so (in any case to an extent which is material in the context of the Wider Tesco Group or the Wider Dobbies Group); or

(viii) otherwise adversely affect any or all of the business, assets, profits, financial or trading position or prospects of any member of the Wider Dobbies Group to a material extent or of the Wider Tesco Group to a material extent,

and all applicable waiting and other time periods during which any Third Party could intervene under the laws of any relevant jurisdiction having expired, lapsed or been terminated;

(c) without limitation to condition (b) above, the Office of Fair Trading having indicated, in terms satisfactory to Tesco Holdings, that the Office of Fair Trading does not intend to refer the proposed acquisition of Dobbies by Tesco Holdings, or any matters arising from that proposed acquisition, to the Competition Commission;

(d) since 31 October 2006 and except as disclosed in Dobbies' annual report and accounts for the year then ended or as otherwise publicly announced by Dobbies prior to the date of this announcement (by the delivery of an announcement to a

Regulatory Information Service) or as otherwise disclosed prior to the date of this announcement to Tesco Holdings or its advisers in writing by or on behalf of Dobbies, there being no provision of any arrangement, agreement, licence, permit, franchise or other instrument to which any member of the Wider Dobbies Group is a party, or by or to which any such member or any of its assets is or are or may be bound, entitled or subject or any circumstance, which, in each case as a consequence of the Offer or the acquisition or proposed acquisition of any shares or other securities in, or control of, Dobbies or any other member of the Wider Dobbies Group by any member of the Wider Tesco Group or otherwise, could or might reasonably be expected to result in, (in any case to an extent which is or would be material in the context of the Wider Dobbies Group taken as a whole):

(i) any monies borrowed by or any other indebtedness or liabilities (actual or contingent) of, or any grant available to, any member of the Wider Dobbies Group being or becoming repayable or capable of being declared repayable immediately or prior to its stated repayment date or the ability of any member of the Wider Dobbies Group to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn;

(ii) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the Wider Dobbies Group or any such mortgage, charge or other security interest (wherever created, arising or having arisen) becoming enforceable;

(iii) any such arrangement, agreement, licence, permit, franchise or instrument, or the rights, liabilities, obligations or interests of any member of the Wider Dobbies Group thereunder, being terminated or adversely modified or affected or any adverse action being taken or any onerous obligation or liability arising thereunder;

(iv) any asset or interest of any member of the Wider Dobbies Group being or falling to be disposed of or ceasing to be available to any member of the Wider Dobbies Group or any right arising under which any such asset or interest could be required to be disposed of or could cease to be available to any member of the Wider Dobbies Group otherwise than in the ordinary course of business;

(v) any member of the Wider Dobbies Group ceasing to be able to carry on business under any name under which it presently does so;

(vi) the creation of material liabilities (actual or contingent) by any member of the Wider Dobbies Group other than in the ordinary course of business;

(vii) the rights, liabilities, obligations or interests of any member of the Wider Dobbies Group under any such arrangement, agreement, licence, permit, franchise or other instrument or the interests or business of any such member in or with any other person, firm, company or body (or any arrangement or arrangements relating to any such interests or business) being terminated or adversely modified or affected; or

(viii) the financial or trading position or the prospects or the value of any member of the Wider Dobbies Group being prejudiced or adversely affected,

and no event having occurred which, under any provision of any such arrangement, agreement, licence, permit or other instrument, would be reasonably likely to result in any of the events or circumstances which are referred to in paragraphs (i) to (viii) of this condition (d) in any case to an extent which is or would be material in the context of the Wider Dobbies Group taken as a whole;

(e) since 31 October 2006 and except as disclosed in Dobbies' annual report and accounts for the year then ended or as otherwise publicly announced by Dobbies prior to the date of this announcement (by the delivery of an announcement to a Regulatory Information Service) or as otherwise disclosed prior to the date of this announcement in writing to Tesco Holdings or its advisers by or on behalf of Dobbies, no member of the Wider Dobbies Group having:

(i) issued or agreed to issue, or authorised the issue of, additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities or transferred or sold any shares out of treasury, other than as between Dobbies and wholly-owned subsidiaries of Dobbies and other than any shares issued or shares transferred from treasury upon the exercise of any options or awards granted under any of the Dobbies Share Schemes;

(ii) purchased or redeemed or repaid any of its own shares or other securities or reduced or made any other change to any part of its share capital to an extent which (other than in the case of Dobbies) is material in the context of the Wider Dobbies Group taken as a whole;

(iii) recommended, declared, paid or made any dividend or other distribution whether payable in cash or otherwise or made any bonus issue (other than to Dobbies or a wholly-owned subsidiary of Dobbies);

(iv) except as between Dobbies and its wholly-owned subsidiaries or between such wholly-owned subsidiaries, made or authorised any change in its loan capital;

(v) (other than any acquisition or disposal in the ordinary course of business or a transaction between Dobbies and a wholly-owned subsidiary of Dobbies or between such wholly-owned subsidiaries) merged with, demerged or acquired any body corporate, partnership or business or acquired or disposed of or transferred, mortgaged, charged or created any security interest over any assets or any right, title or interest in any assets (including shares in any undertaking and trade investments) or authorised the same (in each case to an extent which is material in the context of the Wider Dobbies Group taken as a whole);

(vi) issued or authorised the issue of, or made any change in or to, any debentures or (except in the ordinary course of business or except as between Dobbies and its wholly-owned subsidiaries or between such wholly-owned subsidiaries) incurred or increased any indebtedness or liability (actual or contingent) which in any case is material in the context of the Wider Dobbies Group taken as a whole;

(vii) entered into, varied, or authorised any agreement, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which:

(A) is of a long term, onerous or unusual nature or magnitude or which is reasonably likely to involve an obligation of such nature or magnitude; or

(B) is reasonably likely to restrict the business of any member of the Wider Dobbies Group; or

(C) is other than in the ordinary course of business,

and which in any case is material in the context of the Wider Dobbies Group taken as a whole;

(viii) except as between Dobbies and its wholly-owned subsidiaries or between such wholly-owned subsidiaries, entered into, implemented, effected or authorised any merger, demerger, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement in respect of itself or another member of the Wider Dobbies Group otherwise than in the ordinary course of business which in any case is material in the context of the Wider Dobbies Group taken as a whole;

(ix) entered into or varied the terms of any contract, agreement or arrangement with any of the directors or senior executives of any member of the Wider Dobbies Group, save for salary increases, bonuses or variations of terms in the ordinary course of business;

(x) taken any corporate action or had any legal proceedings instituted or threatened against it or petition presented or order made for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any material part of its assets and revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction;

(xi) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business in any case with a material adverse effect on the Wider Dobbies Group taken as a whole;

(xii) waived or compromised any claim, otherwise than in the ordinary course of business, which is material in the context of the Wider Dobbies Group taken as a whole;

(xiii) (save as disclosed on publicly available registers) made any alteration to its memorandum or articles of association which is material in the context of the Offer;

(xiv) made or agreed or consented to:

(A) any material change:

(I) to the terms of the trust deeds constituting the pension scheme(s) established for its directors, employees or their dependants; or

(II) the benefits which accrue or to the pensions which are payable thereunder; or

(III) the basis on which qualification for, or accrual or entitlement to such benefits or pensions are calculated or determined; or

(IV) the basis upon which the liabilities (including pensions) of such pension schemes are funded or made; or

(B) any change to the trustees including the appointment of a trust corporation,

in any such case which is material in the context of the Offer;

(xv) proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by the Wider Dobbies Group in a manner which is material in the context of the Wider Dobbies Group taken as a whole; or

(xvi) entered into any agreement, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention with respect to any of the transactions, matters or events referred to in this condition (e);

(f) since 31 October 2006 and except as disclosed in Dobbies' annual report and accounts for the year then ended or as otherwise publicly announced by Dobbies prior to the date of this announcement (by the delivery of an announcement to a Regulatory Information Service) or as otherwise disclosed prior to the date of this announcement in writing to Tesco Holdings or its advisers by or on behalf of Dobbies:

(i) there having been no adverse change or deterioration in the business, assets, financial or trading position or profit or prospects of any member of the Wider Dobbies Group which in any case is material in the context of the Wider Dobbies Group taken as a whole;

(ii) no contingent or other liability of any member of the Wider Dobbies Group having arisen or become apparent to Tesco Holdings or increased which in any case is material in the context of the Wider Dobbies Group taken as a whole;

(iii) no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider Dobbies Group is or may become a party (whether as plaintiff, defendant or otherwise) having been threatened, announced, implemented or instituted by or against or remaining outstanding against or in respect of any member of the Wider Dobbies Group which in any case is material in the context of the Wider Dobbies Group taken as a whole; and

(iv) (other than as a result of the Offer) no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened, announced, implemented, instituted by or against or remaining outstanding against or in respect of any member of the Wider Dobbies Group which in any case is material in the context of the Wider Dobbies Group taken as a whole;

(g) Tesco Holdings not having discovered other than to the extent disclosed in Dobbies' annual report and accounts for the year ended on 31 October 2006 or as

otherwise publicly announced by Dobbies prior to the date of this announcement (by the delivery of an announcement to a Regulatory Information Service) or as otherwise disclosed prior to the date of this announcement in writing to Tesco Holdings or its advisers by or on behalf of Dobbies:

(i) that any financial or business or other information concerning the Wider Dobbies Group disclosed at any time by or on behalf of any member of the Wider Dobbies Group, whether publicly, to any member of the Wider Tesco Group or to any of their advisers or otherwise, is misleading in any material respect or contains any misrepresentation of fact or omits to state a fact necessary to make any information contained therein not misleading in any material respect and which was not subsequently corrected before the date of this announcement by disclosure either publicly or otherwise to Tesco Holdings to an extent which in any case is material in the context of the Wider Dobbies Group taken as a whole;

(ii) that any member of the Wider Dobbies Group is subject to any liability (actual or contingent) which is not disclosed in Dobbies' annual report and accounts for the financial year ended 31 October 2006 and which in any case is material in the context of the Wider Dobbies Group taken as a whole; or

(iii) any information which affects the import of any information disclosed to Tesco Holdings at any time by or on behalf of any member of the Wider Dobbies Group to an extent which is material in the context of the Wider Dobbies Group taken as a whole;

(h) Tesco Holdings not having discovered other than to the extent disclosed in Dobbies' annual report and accounts for the year ended on 31 October 2006 or as otherwise publicly announced by Dobbies prior to the date of this announcement (by the delivery of an announcement to a Regulatory Information Service) or as otherwise disclosed prior to the date of this announcement in writing to Tesco Holdings or its advisers by or on behalf of Dobbies:

(i) that any past or present member of the Wider Dobbies Group has not complied with any applicable legislation or regulations of any jurisdiction with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, or otherwise relating to environmental matters or the health and safety of any person, or that there has otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission (whether or not the same constituted a non-compliance by any person with any legislation or regulations and wherever the same may have taken place) which, in any case, would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider Dobbies Group which in any case is material in the context of the Wider Dobbies Group taken as a whole;

(ii) that there is, or is likely to be, any liability, whether actual or contingent, to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Wider Dobbies Group or any other property or any controlled waters under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant authority or Third Party or otherwise

which in any case is material in the context of the Wider Dobbies Group taken as a whole; or

(iii) that circumstances exist whereby a person or class of persons would be likely to have a claim against a member of the Dobbies Group in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the Wider Dobbies Group which is or would be material in the context of the Wider Dobbies Group taken as a whole.

For the purpose of these conditions:

(a) "Third Party" means any central bank, government, government department or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, authority (including any national anti-trust or merger control authority), court, trade agency, association, institution or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction;

(b) a Third Party shall be regarded as having "intervened" if it has decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or made, proposed or enacted any statute, regulation, decision or order or taken any measures or other steps or required any action to be taken or information to be provided or otherwise having done anything and "intervene" shall be construed accordingly; and

(c) "Authorisations" means authorisations, orders, grants, recognitions, determinations, certificates, confirmations, consents, licences, clearances, provisions and approvals.

Subject to the requirements of the Panel, Tesco Holdings reserves the right to waive all or any of the above conditions, in whole or in part, except condition (a).

Conditions (b) to (h) (inclusive) must be fulfilled, be determined by Tesco Holdings to be or remain satisfied or (if capable of waiver) be waived by midnight on the 21st day after the later of the first closing date of the Offer and the date on which condition (a) is fulfilled (or in each case such later date as Tesco Holdings may, with the consent of the Panel, decide), failing which the Offer will lapse. Tesco Holdings shall be under no obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat as fulfilled any of conditions (b) to (h) (inclusive) by a date earlier than the latest date specified above for the fulfilment of that condition, notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are, at such earlier date, no circumstances indicating that any condition may not be capable of fulfilment.

If the Panel requires Tesco Holdings to make an offer for Dobbies Shares under the provisions of Rule 9 of the City Code, Tesco Holdings may make such alterations to the conditions of the Offer, including to condition (a), as are necessary to comply with the provisions of that Rule.

The Offer will lapse if the Offer or the proposed acquisition of Dobbies by Tesco Holdings is referred to the Competition Commission before the later of 3.00 p.m. (London time) on the first closing date of the Offer and the date when the Offer becomes or is declared unconditional as to acceptances.

If the Offer lapses it will cease to be capable of further acceptance. Dobbies Shareholders who have accepted the Offer and Tesco Holdings shall then cease to be bound by acceptances delivered on or before the time when the Offer lapses.

2. CERTAIN FURTHER TERMS OF THE OFFER

Dobbies Shares will be acquired by Tesco Holdings under the Offer fully paid and free from all liens, equitable interests, charges, encumbrances and other third party rights of any nature whatsoever and together with all rights attaching to them, including the right to receive and retain all dividends and distributions (if any) declared, made or payable after the date of this announcement.

The Offer and, where relevant, the Loan Note Alternative will be on the terms and will be subject, *inter alia*, to the conditions which are set out in part 1 of this Appendix 1 and those terms which will be set out in the formal offer document and such further terms as may be required to comply with the AIM Rules and the provisions of the City Code. The Offer and the Loan Note Alternative and any acceptances and elections thereunder will be governed by English law.

The availability of the Offer to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

APPENDIX 2

BASES AND SOURCES

(a) The value attributed to the issued and to be issued share capital of Dobbies is based upon the 10,029,850 Dobbies Shares in issue on 7 June 2007 and the 341,990 Dobbies Shares which are the subject of options granted under the Dobbies Share Schemes, including the LTIP and Share Match Scheme.

(b) For the purposes of calculating the Offer enterprise value, the net debt of Dobbies of approximately £72.9m is as at 30 April 2007. The Offer enterprise value is calculated net of share option proceeds of approximately £1.3m, and includes a pension deficit of approximately £0.5m.

(c) Unless otherwise stated, the financial information on Tesco is extracted from Tesco's Annual Report and Accounts for the year ended 24 February 2007 and from Tesco's internal records.

(d) Unless otherwise stated, the financial information on Dobbies is extracted from Dobbies' Annual Report and Accounts for the year ended 31 October 2006 and Dobbies' Interim Results for the six months ended 30 April 2007, which have been published by Dobbies today.

(e) Unless otherwise stated, all prices for Dobbies Shares have been derived from the London Stock Exchange and represent closing middle market prices on the relevant date.

(f) Dobbies' average closing price per Dobbies Share of 1,171.6 pence over the one month period ended 29 May 2007 is derived from data provided by Bloomberg.

APPENDIX 3

DETAILS OF IRREVOCABLE UNDERTAKINGS

The following holders of Dobbies Shares have given irrevocable undertakings to accept the Offer and have granted call options over their shares to Tesco Holdings:

Name	Number of Dobbies Shares	Percentage of issued share capital of Dobbies
James Barnes	670,000	6.680%
Johnny Trotter	218,200	2.176%
Ashleybank Investments Limited	132,500	1.321%
Adam & Company Nominees Ltd (for Sarah Hammond-Chambers)	120,520	1.202%
David Barnes	108,500	1.082%
Brewin Nominees Ltd (for David Stevenson)	107,750	1.074%
Nicola Barnes	101,290	1.010%
Johnny Trotter as trustee for Thomas, Victoria and Harry Trotter	42,900	0.428%
RC Greig Nominees Ltd (for Johnathon Hume, David Hume and Penelope Hume)	40,484	0.404%
Giltspur Nominees Ltd (for Alex Trotter)	25,935	0.259%
Adam & Company Nominees Ltd (for Leone Noble)	20,000	0.199%
Sharon Brown	20,000	0.199%
Brewin Nominees Ltd (for Julia Trotter)	19,000	0.189%
Adam & Company Nominees Ltd (for Alex Hammond-Chambers)	10,000	0.100%
Giltspur Nominees Ltd (for William Thomson)	4,537	0.045%
Giltspur Nominees Ltd (for Henry Trotter)	4,000	0.040%
Giltspur Nominees Ltd (for Mortonhall Pension Plan)	3,000	0.030%
Giltspur Nominees Ltd (for Rupert Trotter)	350	0.003%
Total	**1,648,966**	**16.441%**

In addition, irrevocable undertakings have been received by Tesco Holdings from the following holders:

Giltspur Nominees Ltd	269,891	2.691%
Brewin Nominees Ltd	900	0.009%
Total	**270,791**	**2.700%**

APPENDIX 4

DEFINITIONS

The following definitions apply throughout this announcement unless the context requires otherwise.

"Acquisition"	the proposed acquisition of Dobbies by Tesco Holdings to be effected by means of the Offer
"AIM"	the Alternative Investment Market of the London Stock Exchange
"AIM Rules"	the rules and regulations made by London Stock Exchange for securities traded on AIM and contained in the London Stock Exchange's publication of the same name
"Associate"	has the meaning given in section 988(1) of the Companies Act 2006
"Australia"	the Commonwealth of Australia, its territories and possessions
"Bell Lawrie"	Bell Lawrie, a division of Brewin Dolphin Securities Limited which is authorised and regulated by the Financial Services Authority, nominated adviser (as defined in the AIM Rules) and joint broker to Dobbies
"Business Day"	a day other than a Saturday, Sunday or public holiday in England and Wales on which banks are open in London for the transaction of general commercial business
"Canada"	Canada, its provinces and territories and all areas under its jurisdiction and political sub-divisions thereof
"City Code"	the City Code on Takeovers and Mergers
"Competing Proposal"	an offer, scheme of arrangement, merger or business combination, or similar transaction which is announced or entered into by a third party which is not acting in concert (as defined in the City Code) with Tesco Holdings and the purpose of which is to enable that third party (or any other person) to acquire all or a significant proportion (being 30% or more when aggregated with shares already held by the third party and anybody acting in concert (as defined in the City Code) with that third party) of the share capital of the Dobbies, or

	all or a significant proportion (being 30% or more) of its undertaking, assets and/or business
"Deloitte Corporate Finance"	a division of Deloitte & Touche LLP of Stonecutter Court, 1 Stonecutter Street, London, EC4A 4TR
"Dobbies"	Dobbies Garden Centres plc
"Dobbies Directors" or "Board of Dobbies"	the directors of Dobbies
"Dobbies Group"	Dobbies and its subsidiary undertakings
"Dobbies relevant securities"	Dobbies Shares and options granted under the Dobbies Share Schemes
"Dobbies Shareholders"	holders of Dobbies Shares
"Dobbies Shares"	means: (i) the existing unconditionally allotted or issued and fully paid (or credited as fully paid) ordinary shares of 10 pence each in the capital of Dobbies; and (ii) any further ordinary shares of 10 pence each in the capital of Dobbies which are unconditionally allotted or issued and fully paid (or credited as fully paid) before the date on which the Offer closes or before such earlier date as Tesco Holdings (subject to the City Code) may determine not being earlier than the date on which the Offer becomes or is declared unconditional as to acceptances, but excludes any shares held as treasury shares on such date as Tesco Holdings may determine before the date on which the Offer closes (which may be a different date to the date referred to in (ii)).
"Dobbies Share Schemes"	the Long Term Incentive Plan, the 2001 Executive Option Scheme, the Approved and Unapproved Employee Share Option Schemes and the Share Match Scheme constituted by their respective rules and operated by Dobbies in accordance with such rules
"EBITDA"	earnings before interest, tax, depreciation and amortisation adjusted for employee share scheme costs and pension charge for defined benefit schemes
"Greenhill"	Greenhill & Co. International LLP

"IFRS"	International Financial Reporting Standards
"Inducement Fee Agreement"	the agreement dated 8 June 2007 between Tesco Holdings and Dobbies containing various undertakings in relation to non-solicitation, a bettering right and an inducement fee payable in certain circumstances
"Japan"	Japan, its cities, prefectures, territories and possessions
"LIBOR"	the London Inter-Bank Offered Rate expressed as a rate per annum for six month sterling deposits of £1 million
"Listing Rules"	the rules and regulations made by the Financial Services Authority in its capacity as the UK Listing Authority under the Financial Services and Markets Act 2000, and contained in the UK Listing Authority's publication of the same name
"Loan Note Alternative"	the alternative whereby eligible Dobbies Shareholders validly accepting the Offer may elect to receive Loan Notes instead of all or part of the cash consideration to which they would otherwise be entitled under the Offer
"Loan Notes"	the loan notes of Tesco Holdings to be issued pursuant to the Loan Note Alternative
"London Stock Exchange"	London Stock Exchange plc
"Offer"	the recommended cash offer (including the Loan Note Alternative) to be made by Tesco Holdings to acquire the Dobbies Shares, including, where the context so requires, any subsequent revision, variation, extension or renewal of such offer
"Offer Period"	means the period commencing on 30 May 2007 until whichever of the following shall be the latest: (a) 3.00 pm on the first closing date of the Offer, (b) the time and date on which the Offer becomes unconditional and (c) the time and date on which the Offer lapses
"Offer Price"	1,500 pence per Dobbies Share
"Panel"	the Panel on Takeovers and Mergers
"Regulatory Information Service"	any of the services set out in Appendix 3 to the Listing Rules

"Substantial Interest"	a direct or indirect interest in 20 per cent. or more of the voting equity capital of an undertaking
"Superior Proposal"	a bona fide Competing Proposal which the directors of Dobbies consider, acting reasonably and in good faith and after consultation with their legal and financial advisers, is able to be announced pursuant to Rule 2.5 of the City Code promptly and is likely to be completed in accordance with its terms taking into account all financial, regulatory and other aspects of such proposal (including the ability of the proposing party to consummate the transactions contemplated by such proposal) and which, if consummated, would be superior to the Offer from a financial point of view to Dobbies Shareholders, and which the directors of Dobbies are therefore minded to recommend
"Tesco"	Tesco PLC
"Tesco Directors" or "Board of Tesco"	the directors of Tesco
"Tesco Group"	Tesco and its subsidiaries and subsidiary undertakings
"Tesco Holdings"	Tesco Holdings Limited
"treasury shares"	any Dobbies Shares held by Dobbies as treasury shares
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"United States of America" or "United States" or "US"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia
"US Exchange Act"	the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder
"US Securities Act"	the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder

"Wider Dobbies Group"	Dobbies and the subsidiaries and subsidiary undertakings of Dobbies and associated undertakings (including any joint venture, partnership, firm or company in which any member of the Dobbies Group is interested and any undertaking in which Dobbies and such undertakings (aggregating their interests) have a Substantial Interest)
"Wider Tesco Group"	Tesco and the subsidiaries and subsidiary undertakings of Tesco and associated undertakings (including any joint venture, partnership, firm or company in which any member of the Tesco Group is interested and any undertaking in which Tesco and such undertakings (aggregating their interests) have a Substantial Interest)

For the purposes of this announcement, "subsidiary", "subsidiary undertaking", "undertaking" and "associated undertaking" have the meanings given by the Companies Act 1985 (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Companies Act 1985).

END